

August 15, 2012

<u>Via E-mail</u>
Michael T. Fries
President, Chief Executive Officer, and Director
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Liberty Global, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 0-51360

Dear Mr. Fries:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Incorporated by Reference Into Part III</u>

<u>Security Ownership of Certain Beneficial Owners, page 4</u>

1.   We note that your table setting forth beneficial owners of five percent or more of your voting securities excludes the security ownership of Mr. Malone. For clarity, please revise to reflect all of the beneficial owners of five percent or more of your voting securities in the table.

Corporate Governance, page 14

Director Independence, page 14

2.   Please revise to disclose the existence of an executive committee that consists of Mr. Fries and Mr. Malone, neither of whom is independent, and which is empowered to exercise all the powers and authority of the full board in managing the company between board meetings.

Compensation Discussion and Analysis, page 23

Annual Cash Performance Awards, page 25

3.   Please disclose the specific threshold, target and maximum values for each financial performance metric under your annual cash performance award program and your 2010 award of PSUs. We encourage you to put the information in tables. In addition, please explain how actual results led to the payout amount for each named executive officer. Where the compensation committee adjusts the financial performance metrics, as it did for the 2011 performance metrics, provide more detailed disclosure about the nature of the adjustments and include quantified disclosure of how the value of the metric changed. Please provide us with sample calculations for the 2011 annual cash performance award program and 2010 award of PSUs.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing
   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
   ·   the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director